13 January 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirge

Re:	Integrated Media Technology Limited Draft Registration Statement on Form 20-F Submitted November 3, 2016 CIK No. 0001668438

Dear Mr. Larry Spirge,

We refer to the letter from you dated December 23, 2016 in respect to Integrated Media Technology Limited (the “Company” or “IMT”) Form 20-F filed on November 3, 2016.

We hereby respond the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and Staff’s comments are presented in bold italics.

General

1. To the extent that you commissioned the market report prepared by Frost & Sullivan for the purpose of using it in the registration statement, please provide the appropriate disclosure and consent requirements pursuant to Item 10.G, and disclose that you commissioned the report.

In response to the Staff’s comment, we have included the disclosure requirements pursuant to Item 10.G on Page 82 and in the references to the Diagram 4.2 - 4.5 on Pages 33-35 of the Form 20F - Amendment 2.

2. We note that the portions of the Technavie market report and article that you provided to us does not support your statement on page 30 that the Asia Pacific region dominated the global 3D display market, “accounting for a market share of 94.56%.” Please either provide us with the relevant reports or data supporting that statement, highlighted to show those portions that support this disclosure, or revise as appropriate.

In response to the Staff’s comment, we have revised and updated the disclosure on Page 30 of the Form 20F - Amendment 2. Please refer to the attached updated information from Technavie. (See Appendix 1)

Directors, Senior Management and Employees, page 57

Executive Compensation, page 61

3. We note your response to comment 14 that “no other public disclosures are required” regarding the disclosure of individual compensation. Please clarify whether the Company has publicly disclosed individual compensation information at any time. We refer you to Item 6.B.1, which requires the disclosure of compensation on an individual basis unless such disclosure is not required in your home country and is not otherwise publicly disclosed by the Company.

In response to the Staff’s comment, we have publically disclosed individual compensations information which was our Board members in accordance to the requirements in Australia for our last audited accounts. There are no other publically disclosure of any other individuals which are not currently disclosed in the Form 20F.

Level 7, 420 King William Street, Adelaide SA 5000, Australia	Page 1 of 2
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

Additional Information, page 70

Material Contracts, page 73

4. Please revise your column containing information on material contracts on page 73 to specify from which party the consideration is passing to. Refer to Item 10.C of Form 20-F.

In response to the Staff’s comments, we have revised the disclosure on Page 73 of the Form 20F-Amendment 2.

Financial Statements

5. We note your response to comment 16 and the reliance on the guidance cited in your response. We also note that the Company’s financial statements for the year ended December 31, 2015 include three months of audited results for MDL, since it is consolidated subsequent to the date of acquisition on September 30, 2015. Please provide MDL’s audited financial statements for the fiscal year ended March 31, 2015 and audited interim financial statements for the six month period April 1, 2015 to September 30, 2015. This will meet the requirement to include two years of audited information since financial statements covering nine months satisfies the requirement for the filing of financial statements for one year under Rule 3-06 of Regulation S-X. Alternatively, you may provide audited financial statements for the fiscal years ending March 31, 2015 and 2014 and unaudited interim financial information for the period ended September 30, 2015 pursuant to Rule 3-05 of Regulation S-X.

In response to the Staff’s comments, we are now finalizing the MDL’s audited financial statements for the fiscal year ended March 31, 2105 and audited interim financial statements for the six months period April 1, 2015 to September 30, 2015, which will be submitted in our next submission.

On behalf of the Board,

Yours sincerely

/S/ Dr. Herbert Ying Chiu Lee

Dr. Herbert Ying Chiu Lee

Director

Level 7, 420 King William Street, Adelaide SA 5000, Australia	Page 2 of 2
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948